[Boyd Letterhead]

January 29, 2013

Via EDGAR and Facsimile

Securities and Exchange Commission

100 F Street N. E.

Washington, D.C. 20549

Attention: Mr. Robert F. Telewicz Jr.

Re:	Boyd Gaming Corporation
Form 10-K
Filed March 7, 2012
File No. 001-12882

Dear Mr. Telewicz:

On behalf of Boyd Gaming Corporation (the “Company”), this letter is being submitted in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) by letter dated December 31, 2012 with respect to the Company’s Form 10-K for the year ended December 31, 2011 filed with the SEC on March 7, 2012. The numbering of the paragraphs below corresponds to the numbering of the Staff’s letter, the text of which we have incorporated into this response letter for convenience.

Form 10-K for the year ended December 31, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition ... page 41

Results of Operations, page 46

1. Please tell us how you determined it was appropriate to discuss your results from operations on a pro forma basis. In your response tell us whether the pro forma balances included in your MD&A meet the definition of non-GAAP measures in accordance with Item 10(e) of Regulation S-K. To the extent these amounts are non-GAAP measures, tell us how you have met all of the disclosure requirements of Item 10(e) of Regulation S-K.

Response:

The Company respectfully advises the Staff that it believes the presentation of its results of operations on a pro forma basis was not a non-GAAP measure. For the reasons more fully described below, the Company believes that the pro forma financial information presented in its MD&A was prepared and presented in accordance with the applicable provisions of the Financial Reporting Manual published by the SEC’s Division of Corporation Finance (the “Financial Reporting Manual”) and Article 11 of Regulation S-X, and supplements its discussion of its results of operations and financial condition set forth in the audited financial statements included in the Company’s Form 10-K for the year ended December 31, 2011 (the “Form 10-K”).

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

Sections 9220.6 and 9220.7 of the Financial Reporting Manual state that “when there has been a change in basis in the underlying financial statements”, “registrants should consider whether the discussion of the results of operations and financial condition set forth in the audited financial statements included in the filing should be supplemented by a discussion based upon pro forma financial information.”

As discussed in “Management’s Discussion and Analysis of Results of Operations and Financial Condition–Other Events–Consolidation of Borgata” on page 46 of the Form 10-K and Note 3, CONSOLIDATION OF CERTAIN INTERESTS, Controlling Interest, Borgata Hotel Casino and Spa, to the Company’s consolidated financial statements beginning on page 121, the Company and MGM Resorts International (“MGM”) each owned a 50% interest in the Borgata Hotel Casino and Spa (the “Borgata”). During the year ended December 31, 2010, MGM placed its ownership interest into a divestiture trust and amended certain related agreements, whereby MGM, among other things, relinquished all of its specific participating rights under the operating agreement. The Company retained all authority to manage the day-to-day operations of the Borgata.

Based on these facts and circumstances, the Company concluded that a change in control of the Borgata had occurred and that consolidation of the Borgata into the Company’s financial statements from the effective date of the amendments forward was appropriate. The Borgata had previously been accounted for and reported as an equity method investment. Given the significance of the impact of this change in the accounting method, the Company concluded that the presentation of pro forma financial information for the years ended December 31, 2010 and 2009, showing the effect of the consolidation of Marina District Development Company, LLC (“MDDC”), the entity that owns and operates the Borgata, was appropriate to enhance the financial statement reader’s understanding of the Company’s financial results.

In addition, the Company’s presentation of a supplemental comparison of the results for the year ended December 31, 2011 to the pro forma results for the year ended December 31, 2010 is allowed as provided in the example to Section 9220.8 of the Financial Reporting Manual. As discussed in the note to such section, while Regulation S-X 11-02(c)(2)(i) “ordinarily prohibits the disclosure of pro forma information for annual periods prior to the most recent fiscal year preceding the” consolidation and change in accounting, the Staff would not object in a situation where “the company is simply including previously filed pro forma information for the purpose of providing a supplemental comparison of pro forma results”. Pro forma results for the year ended December 31, 2009 were previously provided by the Company in a Current Report on Form 8-K filed on May 4, 2010.

The Company notes that it expects to include pro forma financials in at least one additional Annual Report on Form 10-K and will include additional detail regarding historical results of operations as set forth in the audited Financial Statements included in the filing.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

Acquisition of IP Casino Resort Spa, page 71

2. Please provide us with an analysis that supports your conclusion that it was appropriate to include the charitable contribution as part of the consideration paid for the acquisition of IP Casino Resort Spa.

Response:

On October 4, 2011, the Company completed the acquisition of IP Casino Resort Spa (“IP”) from Imperial Palace of Mississippi, LLC, and Key Largo Holdings, LLC, entities that were wholly-owned by the Engelstad Family Foundation (the “Foundation”). As a condition of the sale of the IP by the Foundation and in connection with the acquisition, the Company agreed to make a written binding pledge to contribute $10 million to the Foundation (the “Contribution”).

The Contribution was a seller-imposed commitment and was considered by the Company to be part of the negotiated consideration transferred to the seller as determined in accordance with Accounting Standards Codification (“ASC”) 805-30-30-7. The Company did not receive any benefits from the Contribution and the Company will not claim a charitable contribution deduction for income tax purposes with respect to the Contribution. All negotiations for the purchase of IP were with the trustees of the Foundation and all proceeds from the sale became funds of the Foundation. The Company had not previously made contributions to the Foundation or had other dealings with the Foundation. The Contribution was contemplated as an essential component of the acquisition and was evaluated as part of the total consideration paid by the Company for the IP.

In addition, the Company considered ASC 805-10-55-18, which states, in part, that “[t]he acquirer should consider the following […] to determine whether a transaction is part of the exchange for the acquiree or whether the transaction is separate from the business combination”:

•	The reasons for the transaction;

•	Who initiated the transaction; and

•	The timing of the transaction.

The Company considered the above items in addition to the other information presented above and concluded that the Contribution should be included as part of the consideration transferred to the Foundation. Specifically, the Company notes that (1) the Company was only willing to make the Contribution as a condition dictated by the Foundation in connection with the acquisition, (2) the request to pay the specified amount as a charitable contribution rather than a direct payment to the owners was initiated by the Foundation and not the Company and (3) the agreement for the Contribution was negotiated and approved by the Company’s management simultaneously with the acquisition and required a binding pledge which was paid shortly after the acquisition.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

The Company also considered ASC 805-10-25-21, which states that, “A transaction entered into by or on behalf of the acquirer or primarily for the benefit of the acquirer or the combined entity, rather than primarily for the benefit of the acquiree (or its former owners) before the combination, is likely to be a separate transaction. The following are examples of separate transactions that are not to be included in applying the acquisition method:

a. A transaction that in effect settles preexisting relationships between the acquirer and acquiree

b. A transaction that compensates employees or former owners of the acquiree for future services

c. A transaction that reimburses the acquiree or its former owners for paying the acquirer’s acquisition-related costs.”

The Company notes that (1) the Contribution was not made to settle preexisting relationships between the parties as there was no preexisting relationship with the Foundation, (2) the Contribution did not compensate employees and the former owners have no future service obligations, and (3) the former owners paid no acquisition-related costs for the Company, and as such this contribution does not represent a reimbursement.

As such, the Company was obligated to fund the Contribution as a part of a negotiated commitment in connection with the acquisition and accordingly, included the amount in the aggregate purchase price.

Financial Statements

Note 1. Summary of Significant Accounting Policies Basis of Presentation

Consolidation of Variable Interest Entity, page 103

3. Please provide us with a more detailed description of how you arrived at the conclusion that you were required to consolidate LVE Energy Partners, LLC. Cite all relevant accounting literature relied upon in your response. In addition, clarify for us how you have accounted for the periodic fee and operation and maintenance fees as a result of the consolidation of LVE. In your response, tell us whether these amounts are reflected as expenses on you consolidated statements of operations.

Response:

The Company respectfully advises the Staff that LVE Energy Partners LLC (“LVE”), at its establishment in 2007, was considered to be a variable interest entity (“VIE”) as described in ASC 810-10. The primary purpose of LVE was to construct, develop and operate a Central Energy Center (“CEC”) to provide hot and cold water and electricity to the Echelon Casino Resort to be developed by the Company.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

LVE was established with very minimal amounts of equity financing and did not have sufficient equity investment at risk to permit the legal entity to finance its activities without additional subordinated financial support. LVE does not qualify for any of the VIE specific scope exceptions as contemplated in ASC 810-10-15-17. The Company specifically considered whether its involvement with LVE would qualify for the business scope exception afforded certain reporting entities by the provisions of ASC 810-10-15-17d, but concluded that application of the business scope exception would not be appropriate given the fact that the Company participated significantly in the initial design and subsequent redesign of LVE.

Initially, the Company accounted for its involvement with LVE under the VIE consolidation model outlined in FASB Interpretation 46(R), Consolidation of Variable Interest Entities an interpretation of ARB No. 51 (“FIN 46(R)”), which was subsequently codified within ASC 810-10. The Company evaluated its relationship with LVE and reached the following accounting conclusions:

•

The Energy Services Agreement between the Company and LVE passed certain commodity and operating risk variability of LVE from LVE to the Company, and as such, the Company was determined to hold a variable interest in LVE.

•

Although the Energy Services Agreement between the Company and LVE passed a significant portion of certain commodity and operating risk variability from LVE to the Company during the initial 25-year term of the Energy Services Agreement, the exposure to 100% of all such risks for the portion of economic life of the CEC that follows the initial term of the Energy Services Agreement, which was initially estimated to be an additional 15 to 20 years, as well as construction risk and residual value risk, resided with LVE’s equity holders. Additionally, LVE’s equity holders retained the contractual right to expand the CEC to serve additional customers (unrelated to the Company) that had needs for the CEC’s output, provided that such expansion and/or contracts did not impair the quantity and /or quality of the output required to be provided to the Company. At the time of the Company’s initial involvement with LVE, the Company qualitatively concluded that this combination of facts resulted in LVE’s equity holders (as opposed to the Company and its related parties) being exposed to a majority of the entity’s expected losses and expected residual returns over the life of the entity. Consequently, the Company was not deemed to be the primary beneficiary of LVE and was not required to consolidate LVE.

However, beginning on January 1, 2010, ASU 2009-17, a codification of FASB Statement No. 167, Amendments to FASB Interpretation No. 46(R) (“ASC 810-10 (as amended)”) became applicable to the Company. ASC 810-10 (as amended) requires a primary beneficiary assessment that is more focused on the primary beneficiary having the power to direct the activities that most significantly impact the economic performance of a VIE as compared to FIN 46(R), which was more focused on the financial exposure of a variable interest holder to the economics of the VIE.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

ASC 810-10 (as amended) states that a reporting entity with a variable interest in a VIE shall assess whether the reporting entity has a controlling financial interest in the VIE and, thus, is the VIE’s primary beneficiary. Furthermore, it indicates that a reporting entity shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

1.	The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance;

2.	The obligation to absorb the losses of the VIE that could potentially be significant to the VIE, or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The Company determined that the risks that most significantly impact LVE’s economic performance were commodity risk, operations and maintenance risk, and residual value risk. Of these three significant risks, commodity risk was viewed as the most significant risk to which LVE was exposed. Specifically, the operating costs of LVE are inherently tied to the heating, chilling and power generating activities of LVE. These activities require the purchase of high-voltage electricity from the power grid (which is a commodity risk). As such, commodity prices would be the most significant source of variability for LVE. The costs are also expected to represent the largest expenditures of LVE over its life. The Company believes that it holds the power to direct decisions surrounding commodity risk because under the agreements it entered into with LVE, the Company had contracted to receive up to 72% of the output (or dispatch rights) of the CEC. That is, 72% of the capacity of the CEC is effectively dedicated to the Company. Depending upon its actual need for the outputs of the CEC at any given time (which could vary based on factors that include hotel occupancy, weather, etc.) the Company would have the ability to effectively call upon LVE to vary the amount of the output that it produces with the portion of the CEC’s capacity that was to be dedicated to the Company.

The Company’s ability to adjust the output associated with 72% of the CEC’s capacity dedicated to the Company effectively provides the Company with the ability to dictate the extent to which LVE would be exposed to variability in commodity risk during the initial term of the Energy Services Agreement. This is due to the level of commodity risk to which LVE is exposed, which is directly correlated to the actual level of output produced by the CEC for the Company. To a lesser extent, this also provides the Company with the power to direct the activities that relate to the management of operations and maintenance risk. That is, although the Company is not empowered to make day to day decisions with regards to operations and maintenance, the costs associated with operations and maintenance will be influenced by the level of utilization of the CEC, which is driven primarily by the Company’s dispatch rights.

The Company controls these dispatch rights for a period that is expected to represent a significant majority of the economic life of the CEC. The Company’s dispatch rights (e.g. the Company’s power to direct 72% of the CEC’s output) last for the first 25 years of the CEC’s operation, and the Company also holds a fair value purchase option on the CEC. Although a fair value option does not convey exposure to economic risk (as, in essence, it just provides the holder of the option with the right to transact at fair value based upon existing market conditions at the time of exercise), and therefore does not influence a primary beneficiary determination under the provisions of FIN 46(R), it does enable the Company to control all of the dispatch rights for the remainder of the economic life of the CEC (which is expected to be 40 to 45 years from the date that it enters service). This is due to the fact that LVE’s equity holders cannot effectively make alternative arrangements for the CEC until they know whether the Company will exercise the option.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

With regards to residual value risk, the Company concluded that although it does not have the ability to actively manage residual value risk over the initial 25-year period of the CEC’s life, at the conclusion of the initial 25-year term of the Company’s arrangement with LVE, the Company effectively has the ability to decide whether LVE will be required to monetize any gain or loss associated with changes in the fair value of the CEC. Similar to the point made in the prior paragraph, this is due to the fact that the Company, through the fair value call option, can effectively preclude LVE from making any decisions to sell or retain the CEC until such time as the Company has decided whether to exercise the call option.

The Company believes that its dispatch rights over 72% of the CEC’s capacity for the first 25 years, along with its ability to cause LVE to “monetize” the CEC and/or gain the exclusive right to make dispatch decisions upon the conclusion of the initial 25-year term of the arrangement, effectively provides the Company with the power to direct the activities that will most significantly impact the economic performance of LVE. In reaching this conclusion, the Company acknowledges that it does not have the power to direct the activities that relate to construction of the CEC. However, the Company notes that it does not believe that the variability in the cost of constructing the CEC would be a significant enough contributor to the overall economic performance of the entity to counterbalance the power that LVE effectively holds over the CEC for the life of LVE.

The Company has also concluded that it has an obligation to absorb losses and/or a right to receive the benefits of LVE that could potentially be significant to LVE pursuant to the terms of the Energy Services Agreement, which effectively pass-through to the Company a significant portion of the costs of operating the CEC over the initial 25-year term. Thus, the Company does have economic exposure to LVE’s potential losses and the second criteria of ASC 810-10 (as amended) discussed above is met.

The various events that have taken place since LVE’s inception and the Company’s initial involvement with LVE in 2007 have been analyzed and have not changed the primary beneficiary conclusions described above.

The periodic fees and operation and maintenance fees that are being incurred in connection with the Periodic Fee Agreement signed on March 7, 2011 with LVE are reflected as preopening expenses on the Company’s stand-alone financial statements and are reflected as other revenue on the stand-alone financial statements of LVE. In consolidation, the Company’s preopening expenses are eliminated against the other revenue of LVE. The result of this elimination entry is that the individual line items of the consolidated financial statements of the Company reflect 100% of the interest expense and maintenance expense that is incurred by LVE. In allocating the net impact of these items between the Company’s controlling interest, and those interests held by LVE’s non-controlling interest holders, the Company has allocated all amounts incurred by LVE in excess of the periodic fees paid by the Company to LVE to LVE’s non-controlling interest holders. This is consistent with the fact that the Company has no legal or financial responsibility for such costs.

Self-Insurance Reserves, page 108

4. In future filings, please disclose a roll forward of your insurance reserves for each year presented. The roll forward should include the amount of incurred claims, any changes in the provision for prior year events, and the amount of payments made. Please provide an example of the disclosure you intend to include in future filings.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will expand its footnote disclosure regarding its self-insurance reserves and will provide the requested roll forward of its insurance reserves beginning with its Form 10-K for the year ended December 31, 2012. The form of the disclosure to be included in future filings will be as follows:

	Year Ended December 31,
	2012	2011	2010
	(in thousands)
Beginning balance	$—	$—	$—
Additions
Charged to costs and expenses
Due to consolidation of Borgata
Due to acquisitions
Changes to previous estimates
Payments made

Ending balance	$—	$—	$—

Note 2. Acquisitions

Other Acquisitions, page 121

5. Please provide us with more information regarding your acquisition of a development agreement in September 2011. In your response, explain to us how you determined that it was appropriate to capitalize the costs incurred to acquire the agreement and the accounting literature you relied upon to arrive at your conclusions. In addition, explain to us how you are accounting for the agreement subsequent to acquisition including your accounting policies related to amortization and revenue recognition. Finally, clarify for us the future rights and obligations of the company under the agreement.

Response:

In September 2011, the Company acquired the membership interest of a limited liability company (“LLC”) through a bidding process for a purchase price of $24.5 million. Prior to the acquisition, LLC had been formed by an unrelated third party to assist a Native American Tribe (the “Tribe”) to (1) be re-recognized as a federally recognized Indian tribe eligible for the special programs and services provided by the United States, (2) to acquire certain land and obtain “Indian lands” status for such land and (3) to provide to the Tribe the requisite skills, resources, experience, and expertise related to real estate acquisitions, financing, development and construction of a gaming facility on the Tribe’s land to be acquired.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

At the time of its acquisition, the activities of LLC were governed by a development agreement (the “Development Agreement”) that had been executed between the Tribe and LLC in 2006. The Development Agreement provided that in exchange for providing certain services, LLC would receive a fee equal to 5% of revenues for a period of seven years beginning with the successful opening of gaming facilities for the Tribe, payable monthly following the generation of such revenues.

After the acquisition was complete, the Company considered the relevant accounting rules and SEC rules and ultimately determined that the acquisition was not an acquisition of a business for accounting and reporting purposes.

ASC 805-10-55-4 states that, “A business consists of inputs and processes applied to those inputs that have the ability to create outputs. Although businesses usually have outputs, outputs are not required for an integrated set to qualify as a business.” SEC Rule 11-01(d) states that “the term business should be evaluated in light of the facts and circumstances involved and whether there is sufficient continuity of the acquired entity’s operations prior to and after the transactions so that disclosure of prior financial information is material to an understanding of future operations.” SEC Rule 11-01(d) also states that certain facts and circumstances should also be considered when determining if the acquisition of a “lesser component of an entity constitutes a business” including “(1) Whether the nature of the revenue-producing activity of the component will remain generally the same as before the transaction; or (2) Whether any of the following attributes remain with the component after the transaction: (i) Physical facilities, (ii) Employee base, (iii) Market distribution system, (iv) Sales force, (v) Customer base, (vi) Operating rights, (vii) Production techniques”.

LLC had limited assets and activities and accordingly, no processes, employees or business operations were acquired in the Company’s acquisition of the membership interest of LLC. Because no processes, employees or business operations were acquired, the Company determined that the acquisition of LLC did not represent the acquisition of a business for accounting and reporting purposes. Consequently, the Company accounted for the acquisition as an asset acquisition in accordance with ASC 805-50.

At the time of purchase, the Company determined that LLC consisted of two assets, a note receivable (“Note”) from the Tribe with a face value of $3.8 million and the Development Agreement. The Note was issued as a means for LLC to fund the Tribe and the proceeds were used for operations, legal services to be re-recognized, and preliminary development activities related to the Tribe’s plans for a gaming facility. The Note, plus accrued interest, is payable to LLC out of proceeds from the permanent construction financing for the gaming facilities when obtained by the Tribe. The Company determined the Development Agreement was similar to the acquisition of a Management Agreement, which was deemed to be an intangible asset.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

In identifying the assets acquired, the Company considered the guidance in the AICPA Audit & Accounting Guide for Gaming (the “Gaming Guide”), paragraph 8.09 when assigning the purchase price to the assets acquired, which states that:

“Once the gaming entity believes that the likelihood of obtaining a management agreement is probable, certain costs incurred by the gaming entity are capitalized. These costs are considered management contract acquisition costs, an intangible asset.”

As is common among Tribal development agreements, in order to comply with certain requirements of the National Indian Gaming Commission (“NIGC”), the terms of the Development Agreement limit LLC from entering into an agreement to manage the gaming operations when built. Such terms do not limit LLC’s parent company (including other subsidiaries) from entering into a management agreement with the Tribe subject to NIGC approval. The Company acquired LLC with the intention of ultimately managing the Tribe’s future gaming operations, which would necessitate revisions to the Development Agreement and entering into a management agreement with the Tribe. The development fee under the Development Agreement was significant enough that it was unlikely that the Tribe would be able to engage another party to manage the gaming facility and still realize the cash flows from the facility the Tribe expects and requires. Additionally, as the Tribe was already under contract with LLC, the acquisition of LLC enabled the Company to negotiate a revision to the Development Agreement and a management agreement with the Tribe.

The Company recognized an intangible asset associated with the acquisition of LLC as it believed it was probable that the contractual right acquired would provide the Company with a future economic benefit, through both the Development Agreement and the anticipated management agreement, which requires the Tribe be successful in developing and opening a casino. The Company believes that the likelihood of this was probable for the following reasons:

•

The Tribe had been re-recognized by the United States prior to the acquisition of LLC and is therefore entitled to acquire lands to be taken into trust by the Bureau of Indian Affairs, as well as the same status and rights of other recognized Tribes in California;

•	The land and anticipated location for the Tribe’s gaming facility is in a preferred location compared to other tribal gaming operations in the area;

•

Based on the established process Indian tribes in California must follow, the Tribe’s ability to obtain the necessary approvals to open a gaming facility (when partnered with an establish gaming operator) is deemed to be probable; and

•

Projected revenues from the gaming operations are expected to more than support the anticipated project cost and any related project financing and, as such, it is probable the Tribe will be able to obtain sufficient construction financing.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

The purchase price paid was deemed to be the fair value of the assets acquired and the purchase price was allocated to the assets acquired based on their then estimated relative fair values in accordance with ASC 805-50-30-3. Therefore, the Company assigned a value of approximately $3.2 million to the Note and a value of approximately $21.3 million to the intangible contract right.

The Company will amortize the intangible asset over the period of the expected future economic benefit, for example over the period the asset is expected to generate cash flows. This is in accordance with US GAAP as discussed in paragraph 8.10 of the Gaming Guide regarding amortizing contract acquisition costs, which states, as follows:

“…the useful life of the intangible asset should be assessed in accordance with the provisions of FASB ASC 350. Given that these assets typically have a finite life, the assets are generally amortized over a life equal to the term of the management agreement using a straight line method, unless evidence exists to support a different amortization method. Capitalized amounts should be evaluated for impairment in accordance with the provisions of FASB ASC 360.”

As the Tribe has not yet developed a casino, no revenue was received (nor anticipated), through December 31, 2011. Consequently, no amortization was recorded against the asset for the period ended December 31, 2011. Further, as the acquisition was close to the Company’s financial year-end, and no events or circumstances transpired that would suggest the fair value of the asset was below its carrying value, the Company determined the asset was not impaired at December 31, 2011.

The Company advises the Staff that in mid-2012, as a result of subsequent negotiations with the Tribe, which were anticipated at the time of the acquisition of the LLC, the Development Agreement was amended and replaced with a new Development Agreement and a Management Agreement (the “New Agreements”). The New Agreements do not change the existing contractual obligations of the Company to the Tribe as previously existed, other than to provide for the Company’s management of the gaming facility for seven years after opening.

The New Agreements changed the formula under which the Company will receive future revenue for its services to the Tribe. Payments and fees to the Company under the New Agreements include (1) repayment of the pre-development loans to the Tribe from proceeds of the project financing, (2) a development fee equal to 2% of development and construction cost (with the total cost of construction for purposes of the fee not to exceed $250 million), payable upon opening, if included in the project financing, or, if not, then in 24 equal monthly payments beginning 30 days after opening, and (3) a management fee of 25% of Net Revenues, as defined in the New Agreements, for a period of seven years. Each monthly fee payable to the Company out of the facility’s monthly cash flows during the management of the gaming facility is subordinate to a $175,000 Minimum Guaranteed Monthly Payment to the Tribe. Any shortfalls in payment of the management fee accumulates and are payable in subsequent months as available.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

The Company analyzed the expected future revenue streams under the New Agreements in relationship to the expected future revenue streams under the original Development Agreement and determined that the projected cash flows of the New Agreements are greater and as a result, the changes did not impair the recorded value of the intangible asset assigned to the contract rights.

Under the terms of the New Agreements, the Company believes the fees received should be recognized into revenue when all of the criteria in SEC Topic 13, Revenue Recognition, have been met. The criteria in SEC Topic 13 are as follows:

1.	Persuasive evidence of an arrangement exists;

2.	Delivery has occurred or services have been rendered;

3.	The seller’s price to the buyer is fixed or determinable; and

4.	Collectability is reasonably assured.

The Company believes that the New Agreements are evidence of the first criteria. The second criteria will occur as services are performed from now through the end of the management agreement term. The third criteria cannot currently be met, as the ongoing management fee cannot be paid until the Net Revenues at the gaming facility are earned and determined each month as specified in the agreement. The fourth criteria will be satisfied as the operations generate cash flows sufficient to pay the fees. Accordingly, the Company intends to recognize revenue for the fees it receives commensurate with the effort extended and as the fees are earned and become payable to the Company over the management agreement term.

Note 3. Consolidation of Certain Interests, page 121

Condensed Consolidated Statement of Operations, page 125

6. Please tell us how you determined that the measurement period adjustments and bargain purchase gain related to the Borgata acquisition, recorded in fiscal year 2011 were not material to your previously filed financial statements.

Response:

The Company respectfully advises the Staff that the Company assessed the measurement period adjustments and the bargain purchase gain adjustment in consideration of Staff Accounting Bulletin 99, Materiality, and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, using both a quantitative and qualitative basis, and determined that the error was immaterial to previously reported amounts as reported in the consolidated financial statements and the related notes.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

The following are among the quantitative factors considered in reaching this conclusion related to the $1,157,000 loss and the $309,000 bargain purchase gain, together with the $2,500,000 bargain purchase gain noted below in the Company’s response to Comment 7, which were not retrospectively adjusted. The annual impact for the fiscal year ended December 31, 2010 to:

•	total assets and total liabilities was less than 1%;

•	other operating charges, net was less than 2%;

•	total operating costs and expenses was less than 1%;

•	interest expense was less than 2%;

•	total other expense was less than 1%;

•	net income was less than $300,000, or 3%;

•	earnings per share was less than $0.01 or 3%; and

•	total stockholders’ equity was less than 1%.

With respect to the quarters, as disclosed on page 17 of the Company’s Quarterly Report filed on Form 10-Q for the Quarterly Period Ended March 31, 2011, the impact for the three months ended March 31, June 30, and September 30, 2010 was not material as:

•	The quarterly impact to total assets and total liabilities was less than 1%;

•	The greatest quarterly impact to total operating costs and expenses was 1%;

•	The greatest quarterly impact to interest expense was less than 6%;

•	The greatest quarterly impact to total other expense was less than 10%; and

•

The greatest quarterly impact to net income was less than $2 million and would have increased net income for the three months ended March 31, 2010 from $9.7 million to $11.6 million as a result of the bargain purchase gain that should have been recorded retrospectively in that period.

The Company considered this quantitative analysis as an initial step in the full analysis of all relevant considerations in assessing the materiality of the adjustments.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

The following qualitative factors were also considered:

•

The error did not result from an item capable of precise measurement. The acquisition accounting involved significant estimates and judgments related to estimates of the value of Borgata and its assets.

•

There was no significant impact to segment results. Borgata has always been reported by the Company separately as a segment and the amounts were not considered significant to Borgata’s separately stated segment information.

•	There was no impact on the Company’s financial or operational trends. The amounts would not have resulted in income changing to a loss or significant adjustments to other such reported items.

•

There was no impact to the Company’s results against analysts’ consensus expectations. Borgata, and the Atlantic City market that Borgata operates in, is monitored by analysts on a regular basis. The key metrics for which analysts follow relate to earnings before interest, depreciation and amortization (“EBITDA”) and revenues. The adjustments would not have affected either of these metrics.

•

The adjustments did not affect Borgata’s or the Company’s compliance with regulatory requirements. The gaming regulators focus primarily on revenues, as taxes are calculated based on that number. The amounts that would have been adjusted would not have affected revenues.

•

The adjustments did not affect the Company’s compliance with debt covenants or other contractual requirements. The Company’s debt covenants are primarily focused on EBITDA and cash flow debt coverage ratios. The amounts either did not impact any covenant calculation or were not significant enough to have impacted the calculation in a meaningful way.

•

The adjustments did not affect management’s compensation. The amounts that would have been adjusted were not significant enough to impact calculations of bonuses or other compensation. Additionally, the amounts related to an unusual and non-recurring event are generally excluded from compensation calculations. Compensation calculations approved by the Company’s Compensation Committee include appropriate disclosure of unusual and non-recurring events.

•

The adjustments did not conceal an unlawful transaction. The adjustments were related to fair value estimates upon consolidation of Borgata and did not involve unlawful or fraudulent activities by the Company, its subsidiaries or its management or employees.

As a result of the quantitative and qualitative analysis, the Company determined there was not a substantial likelihood that a reasonable person would consider it important, and as such, the adjustments were determined not to be material.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

Results of Borgata, page 128

7. Please tell us how you determined it was appropriate to record a gain in connection with the receipt of the distribution from Borgata in August 2010. In your response, address how you determined your accounting conclusions were appropriate given that your investment in Borgata was no longer accounted for using the equity method of accounting at that time.

Response:

The Company respectfully advises the Staff that in 2004, pursuant to an agreement with MGM related to the funding of Borgata’s original project costs, the Company made an excess capital contribution to Borgata of approximately $31 million. The Company was ratably amortizing 50% of the excess contribution, which corresponds to our ownership percentage of Borgata, or $15.4 million, over 40 years. On August 6, 2010, the Company received a $135.4 million distribution from Borgata of which $30.8 million was a priority distribution equal to the excess capital contribution. As of that date, the Company recorded a $2.5 million gain representing the amortization that had been taken on the excess capital contribution. The gain was reported as gain on equity distribution on the Company’s Consolidated Statement of Operations.

Subsequently, in connection with the finalization of the accounting for the consolidation of Borgata, which resulted in fair value accounting adjustments to the assets of Borgata, the Company determined that the amount reported as a gain in August 2010 should have been included in the bargain purchase gain recorded for the fair value adjustments upon consolidation of Borgata, which was described in Note 3 to the Company’s audited financial statements included in its Form 10-K on page 124. The fair value adjustments were finalized during the first quarter of 2011. Accordingly, the $309,000 bargain purchase gain that was recorded in the first quarter of 2011 and the $2,500,000 gain reported in the third quarter of 2010 on August 6, 2010 should have both been retrospectively recorded as a bargain purchase gain in the quarter ended March 31, 2010.

As discussed above in the Company’s response to Comment 6, the Company assessed the qualitative and quantitative unrecorded errors related to amounts previously reported in the 2010 and 2011 quarterly and annual financial statements associated with the Borgata items in accordance with consideration of Staff Accounting Bulletin 99, Materiality, and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, using both a quantitative and qualitative basis, and concluded that the differences were immaterial to previously reported amounts as reported in the consolidated financial statements and the related notes.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

Note 24. Revision to consolidated financial statements, page 188

8. We note your conclusion that the revision of the previously issued financial statements resulted in minor impacts to certain line items in your consolidated balance sheet, statement of operations, changes in stockholders’ equity and cash flows and had no impact on net income attributable to Boyd Gaming Corporation as previously reported. We also note that the adjustments were determined to have no impact on any of the quarterly filed consolidated statements issued prior to the filing. Please provide your analysis that concludes the adjustments were neither quantitatively and qualitatively material to any previously filed financial statements.

Response:

The Company respectfully advises the Staff that the Company initially consolidated LVE as of December 31, 2010. At that time, the Company assessed the materiality of the impact of the consolidation for the three month periods ended March 31, June 30, and September 30, 2010 in consideration of Staff Accounting Bulletin 99, Materiality, and Staff Accounting Bulletin 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements, using both a quantitative and qualitative basis, and determined that the error was immaterial to previously reported amounts as reported in the 2010 quarterly condensed consolidated financial statements and the related notes.

At December 31, 2011, LVE restated its financial statements for the year ended December 31, 2010, and the Company assessed the materiality of the errors and determined that the impact to all previously filed financial statements was not material. The Company notes that the impact to the financial statements as of and for the year ended December 31, 2010 is disclosed beginning on page 188 of the Form 10-K. The Company also considered the impact of the restatements to the quarterly financial statements for 2011, and determined that at each quarter, the primary impacts to the 2011 financial statements would be to (a) reduce Assets held for development by approximately $32 million and reduce Non-controlling interests by a like amount and (b) increase interest expense net of reductions in other expenses during each of the 2011 quarters by approximately $2.3 million and reduce Non-controlling interests by a like amount . The adjustments had no impact to Net income attributable to Boyd Gaming Corporation in any of the periods presented.

For the purpose of evaluating the LVE errors for materiality, the Company notes that it has no obligation to absorb any operating losses of LVE, does not hold any equity interest in LVE, and has not guaranteed any of LVE’s outstanding debt obligations, nor would such debt have recourse to any of the Company’s lenders, note holders or general creditors.

The following are among the quantitative factors considered in reaching this conclusion:

•	The impact to net income attributable to Boyd Gaming Corporation and to earnings per share was zero;

•	The impact to total assets and total liabilities was less than 1%; and

•	The impact to total stockholders’ equity was less than 2%.

The Company considered this numerical analysis as an initial step in the full analysis of all relevant considerations in assessing the materiality of the adjustments.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

The following are among the qualitative factors considered in reaching this conclusion:

•

The errors did result from an item capable of precise measurement. However, the Company relied upon the LVE audited financial statements to record the consolidation given the nature of the consolidation of the VIE.

•

There was no significant impact to segment results. LVE has consistently been reported by the Company within the Corporate or Other segment information and the amounts were not considered significant to the stated segment information.

•

There was no impact on the Company’s financial or operational trends as the entire statement of operations impact was allocated to Noncontrolling interest, and thus had no impact to Net income (loss) attributable to Boyd Gaming.

•

There was no impact to the Company’s results against analysts’ consensus expectations. The key metrics for which analysts follow relate to EBITDA and revenues. The adjustments would not have affected either of these numbers.

•

The adjustments did not affect the Company’s compliance with regulatory requirements. The gaming regulators focus primarily on revenue as taxes are calculated based on that number. The amounts that should have been adjusted would not have affected revenues.

•

The adjustments did not affect the Company’s compliance with debt covenants or other contractual requirements. The Company’s debt covenants are primarily focused on EBITDA and cash flow debt coverage ratios. The amounts either did not impact any calculations of critical components or were not significant enough to have impacted the calculation in a meaningful way.

•

The adjustments did not affect management’s compensation. The amounts that would have been adjusted were not significant enough to impact calculations of bonuses or other compensation. Additionally the amounts related to an unusual and non-recurring event are generally excluded from compensation calculations. Compensation calculations approved by the Company’s Compensation Committee include appropriate disclosure of unusual and non-recurring events.

•

The adjustments did not conceal an unlawful transaction. The adjustments related to the consolidation of LVE and its financial statements, and did not involve unlawful or fraudulent activities by the Company, its subsidiaries or its management or employees.

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

As a result of the quantitative and qualitative analysis, the Company determined there was not a substantial likelihood that a reasonable person would consider it important, and as such, the adjustments were determined not to be material.

Form 10-Q for the year ended September 30, 2012

Note 16 Fair Value Measurements page, 40

9. For assets and liabilities that are measured at fair value on a nonrecurring basis, please disclose in future filings, the valuation techniques and inputs used to develop those fair value measurements. Refer to ASC 820-10-50-1.

Response:

The Company acknowledges the Staff’s comments and respectfully advises the Staff that it will expand its disclosure in future filings to discuss the valuation techniques and inputs used to develop fair value measurements for assets and liabilities measured at fair value on a nonrecurring basis.

* * *

Securities and Exchange Commission

Robert F. Telewicz Jr.

January 29, 2013

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of its disclosure in the filing reviewed by the Staff; that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws in the United States.

Sincerely,

/s/ Josh Hirsberg

Josh Hirsberg

Senior Vice President, Chief Financial Officer and Treasurer

cc:	Brandon C. Parris, Morrison & Foerster LLP
Brian A. Larson, Executive Vice President, Secretary and General Counsel
Frederick J. Schwab, Chairman of the Company’s Audit Committee